
enviro
Mission

EnviroMission Limited ABN 52 094 963 238
Suite 1, Level 1, 1121 High Street, Armadale, VIC 3143 Australia
PO Box 125A, Armadale, VIC 3143 Australia
Telephone: +61 3 8823 5333 Facsimile: +61 3 9822 8186
Email: evm.admin@enviromission.com.au
Web: www.enviromission.com.au


03029005

Thursday, July 24, 2003

SEC FILE NO: 82-34693


SUPPL
SEC MAIL
RECEIVED
PROCESSING
AUG 2003
WASH, D.C.
183
SECTION

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Re Rule 12g3-2(b)

Please find enclosed documents released to the market.

Yours faithfully


PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

Kim Forte
Communications Manager
EnviroMission Limited


enviro
Mission

EnviroMission Limited ABN 52 094 963 238

Suite 1, Level 1, 1121 High Street, Armadale, VIC 3143 Australia
PO Box 125A, Armadale, VIC 3143 Australia
Telephone: +61 3 8823 5333 Facsimile: +61 3 9822 8186
Email: evm.admin@enviromission.com.au
Web: www.enviromission.com.au

Wednesday 23 July, 2003

SEC FILE NO: 82-34693


SEC MAIL PROCESSING
RECEIVED
AUG 1 2003
WASH, D.C.
183
SECTION

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed document dated 23 July 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited
+61 3 8823 5305

EnviroMission Limited
PO Box 125A
Armadale, Victoria 3143
P: +61 3 8823 5333
E: evm.enviromission.com.au
ABN: 52 094 963 238


enviro
Mission

COMPANY ANNOUNCEMENTS DIVISION
1300 300 021
IMMEDIATE RELEASE
Wednesday 23 July, 2003

COMPANY ANNOUNCEMENT

Escrow Compliance

In accordance with ASX Listing Rule 3.10A, EnviroMission advise the escrow period for the following securities will expire on 6 August, 2003.

Restricted fully paid ordinary shares (EVMAO)	23,468,925
Restricted options (EVMAQ) exercisable at 0.1c and expiring three years from the date of satisfaction of milestone event 3	4,293,785
Restricted options (EVMAQ) exercisable at 0.1c and expiring three years from the date of satisfaction of milestone event 4	8,587,571

Application will be made to have the fully paid ordinary shared listed from 6 August, 2003.

Ends

Ian Riley
Chief Financial Officer
Company Secretary


enviro
Mission

EnviroMission Limited ABN 52 094 963 238
Suite 1, Level 1, 1121 High Street, Armadale, VIC 3143 Australia
PO Box 125A, Armadale, VIC 3143 Australia
Telephone: +61 3 8823 5333 Facsimile: +61 3 9822 8186
Email: evm.admin@enviromission.com.au
Web: www.enviromission.com.au

Thursday 12 June, 2003

SEC FILE NO: 82-34693


SEC MAIL
RECEIVED
PROCESSING
AUG 1 2003
183
SECTION

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Re Rule 12g3-2(b)

Please find enclosed document dated 12 June 2003 , released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited

EnviroMission Limited
PO Box 125A
Armadale, Victoria 3143
P: +61 3 8823 5333
E: evm.enviromission.com.au
ABN: 52 094 963 238


enviro
Mission

COMPANY ANNOUNCEMENTS DIVISION
1300 300 021
IMMEDIATE RELEASE
Thursday 12 June, 2003

COMPANY ANNOUNCEMENT

MOU SIGNED WITH AUSTRALIAN GAS LIGHT ELECTRICITY LIMITED

Power purchase negotiations between Australia's largest energy provider, Australian Gas Light Electricity (AGLE) Limited and EnviroMission Limited, have successfully been set down in a Memorandum of Understanding (MOU) between both companies.

The MOU outlines EnviroMission's plans to generate large-scale volumes of clean green power from a Solar Tower power station proposed for construction in NSW. Electricity generated from the proposed power station will be 100% emission free and will be eligible for Renewable Energy Credits and sale into the national electricity market.

Negotiations will centre on exclusive arrangements for AGLE to take up 100% of the green energy from EnviroMission's power station.

EnviroMission Chief Executive, Roger Davey, confirms "Details contained within the MOU, whilst still commercial in confidence, will determine the way forward for AGLE and EnviroMission to finalise a commercial agreement to deliver 200MW of green power into the Australian energy market.

"This agreement forms the cornerstone of the current pre-feasibility study and is a defining step to demonstrate the commercial strength from proposed energy revenue along with the non-energy revenue expected from agribusiness, telecommunications, tourism and naming rights.

"A decision on feasibility currently being undertaken jointly with Leighton Contractors Pty Ltd. that will determine the necessary steps to take this project to construction is expected to be made in the first half of the new financial year."

EnviroMission's Directors are pleased to announce this MOU sets EnviroMission on track to prove the commercial viability and bankabilty of the world's first Solar Tower power station.

Ends

Ian Riley
Chief Financial Officer
Company Secretary



EnviroMission Limited ABN 52 094 963 238
Suite 1, Level 1, 1121 High Street, Armadale, VIC 3143 Australia
PO Box 125A, Armadale, VIC 3143 Australia
Telephone: +61 3 8823 5333 Facsimile: +61 3 9822 8186
Email: evm.admin@enviromission.com.au
Web: www.enviromission.com.au

Tuesday 13 May, 2003

SEC FILE NO: 82-34693

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Re Rule 12g3-2(b)

Please find enclosed document dated 13 May 2003 , released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited

EnviroMission Limited
PO Box 125A
Armadale, Victoria 3143
P: +61 3 8823 5333
E: evm.enviromission.com.au
ABN: 52 094 963 238


enviro
Mission

COMPANY ANNOUNCEMENTS DIVISION
1300 300 021
IMMEDIATE RELEASE
Tuesday 13 May, 2003

COMPANY ANNOUNCEMENT

Solar Tower's Place in Australia's Future Gains Recognition

EnviroMission's Solar Tower technology has been highlighted in The Bulletin's Signature Edition – 2023: The Future of Australia, 13 May 2003, as a technology with prospects for Australia's future.

Science commentary in the 'Future of Australia' feature proposes new energy technologies, such as the Solar Tower, has prospects for weaning Australia away from high-carbon fuels to achieve a reduction in greenhouse gas emissions associated with energy generation.

With scientific evidence supporting the correlation between greenhouse gas emissions and global warming the challenge for Australia's future is to ensure clean energy generation and a reduction in greenhouse gas emissions.

A single Solar Tower will abate in excess of 700,000 tonnes of greenhouse gases annually whilst generating large-scale output of grid connected electricity, enough to power around 200,000 households.

Recognition of the potential of Solar Tower technology continues to increase in line with EnviroMission's strategy to commercialise the project in an Australian world first that is set to lead the way energy will be required to be generated in order to be sustainable, reliable, renewable and clean.

"Solar Tower technology clearly has a role in Australia's future energy generation and it is encouraging this role is gaining broader recognition within social commentary," says EnviroMission CEO, Roger Davey.

The 'Science' overview of The Bulletin article follows this announcement.

Ends

Ian Riley
Chief Financial Officer
Company Secretary


enviro
Mission

EnviroMission Limited ABN 52 094 963 238
Suite 1, Level 1, 1121 High Street, Armadale, VIC 3143 Australia
PO Box 125A, Armadale, VIC 3143 Australia
Telephone: +61 3 8823 5333 Facsimile: +61 3 9822 8186
Email: evm.admin@enviromission.com.au
Web: www.enviromission.com.au

Wednesday 30 April, 2003

SEC FILE NO: 82-34693


MAIL PROCESSING
RECEIVED
AUG - 1 2003
183
SECTION

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed document dated 30 April 2003 released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited
+61 3 8823 5305

EVM CA102 . & Appendix 4C . 31.03.03

EnviroMission Limited
PO Box 125A
Armadale, Victoria 3143
P: +61 3 8823 5333
E: evm.enviromission.com.au
ABN: 52 094 963 238


enviro
Mission

COMPANY ANNOUNCEMENTS DIVISION
1300 300 021
IMMEDIATE RELEASE
Wednesday 30 April, 2003

COMPANY ANNOUNCEMENT

Appendix 4C
Commitments Test Entity

Attached is Appendix 4C being EnviroMission's Commitments Test Entity for the quarter ended 31 March, 2003.

Ends

Ian Riley
Chief Financial Officer
Company Secretary

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ENVIROMISSION LIMITED

ABN	Quarter ended ("current quarter")
52 094 963 238	31 MARCH 2003

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers			
1.2	Payments for	(a) staff costs	(82)	(290)
		(b) advertising and marketing	(-)	(13)
		(c) research and development	-	-
		(d) leased assets	(2)	(9)
		(e) other working capital	(128)	(752)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		-	2
1.5	Interest and other costs of finance paid			
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	Net operating cash flows		**(212)**	**(1,062)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(212)**	**(1,062)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows		
1.14	**Total operating and investing cash flows**	(212)	(1062)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	205	907
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	**205**	**907**
	Net increase (decrease) in cash held	**(7)**	**(155)**
1.21	Cash at beginning of quarter/year to date	31	179
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**24**	**24**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	30
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

These transactions were payments for:
- Directors fees for the quarter
- Remuneration of the Chief Executive Officer

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	Nil	
3.2	Credit standby arrangements	Nil	

Funds of $41,000 have been received since 31 March 2003 as a result of the placement announced on 29 January 2003.

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	24	31
4.2	Deposits at call	0	0
4.3	Bank overdraft	0	0
4.4	Other (provide details)	0	0
	Total: cash at end of quarter (item 1.22)	**24**	**31**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.



Sign here: .... Date: 30-04-03
(Company Secretary)

Print name: Ian Riley .

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.


enviro
Mission

EnviroMission Limited ABN 52 094 963 238
Suite 1, Level 1, 1121 High Street, Armadale, VIC 3143 Australia
PO Box 125A, Armadale, VIC 3143 Australia
Telephone: +61 3 8823 5333 Facsimile: +61 3 9822 8186
Email: evm.admin@enviromission.com.au
Web: www.enviromission.com.au

Tuesday 23 April, 2003

SEC FILE NO: 82-34693


AUG - 1 2003
SECTION

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed document dated 23 April 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited
+61 3 8823 5305

EnviroMission Limited
PO Box 125A
Armadale, Victoria 3143
P: +61 3 8823 5333
E: evm.enviromission.com.au
ACN: 094 963 238


enviro
Mission

COMPANY ANNOUNCEMENTS DIVISION
1300 300 021
For Immediate Release
Wednesday 23 April, 2003

COMPANY ANNOUNCEMENT

Appendix 3B

Attached is Appendix 3B outlining the issue of 675,800 fully paid ordinary shares on 22 April 2003, under 7.1 ASX listing rules.

Ends

Ian Riley
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ENVIROMISSION LIMITED

ABN

52 094 963 238

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	675,800
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Parri passu with existing shares from date of allotment

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	20 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Settlement of amounts due for services rendered to the value of $135,160
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 April 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
25,995,938	Fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,200,000	AK options exercisable at 20 cents expiring 31/7/05
		23,468,925	AO restricted ordinary shares escrowed until 06/08/03
		2,118,644	AM options exercisable at 0.1 cent
		12,881,356	AQ options exercisable at 0.1 cent escrowed until 06/08/03
		375,000	AS options exercisable at 30 cents expiring 28/2/05
		400,000	MAI options exercisable at 30 cents expiring 30 November 2005-in voluntary escrow until 15/12/03
		1,000,000	Unlisted initial investor A options exercisable at 0.1 cents expiring 31 March 2005
		1,000,000	Unlisted initial investor B options exercisable at 0.1 cents expiring 31 December 2005

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares have the same rights to dividends as other ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	

12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Invoice to be forwarded from ASX

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: ....23/04/2003.....
Company Secretary

Print name: ..Ian Riley....................................

== == == == ==


enviro
Mission

EnviroMission Limited ABN 52 094 963 238
Suite 1, Level 1, 1121 High Street, Armadale, VIC 3143 Australia
PO Box 125A, Armadale, VIC 3143 Australia
Telephone: +61 3 8823 5333 Facsimile: +61 3 9822 8186
Email: evm.admin@enviromission.com.au
Web: www.enviromission.com.au

Tuesday 22 April, 2003

SEC FILE NO: 82-34693


SEC MAIL PROCESSING SECTION
RECEIVED
AUG - 1 2003
WASH, D.C.
183

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed document dated 22 April 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited
+61 3 8823 5305

EnviroMission Limited
PO Box 125A
Armadale, Victoria 3143
P: +61 3 8823 5333
E: evm.enviromission.com.au
ACN: 094 963 238


enviro
Mission

COMPANY ANNOUNCEMENTS DIVISION
1300 300 021
For Immediate Release
Tuesday 22 April, 2003

COMPANY ANNOUNCEMENT

ISSUE OF SHARES UNDER 7.1 ASX LISTING RULES

Pursuant to 7.1 of ASX Listing Rules, EnviroMission Limited announces it is issuing 675,800 ordinary shares at an issue price of A$0.20 in settlement of amount due for professional services rendered.

Ends

Ian Riley
Company Secretary


enviro
Mission

EnviroMission Limited ABN 52 094 963 238
Suite 1, Level 1, 1121 High Street, Armadale, VIC 3143 Australia
PO Box 125A, Armadale, VIC 3143 Australia
Telephone: +61 3 8823 5333 Facsimile: +61 3 9822 8186
Email: evm.admin@enviromission.com.au
Web: www.enviromission.com.au

Tuesday 22 April, 2003

SEC FILE NO: 82-34693


SEC MAIL PROCESSING
RECEIVED
AUG - 1 2003
WASH, D.C.
183
SECTION

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed document dated 22 April 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited
+61 3 8823 5305


enviro
Mission

COMPANY ANNOUNCEMENTS DIVISION

1300 300 021
IMMEDIATE RELEASE
Tuesday 22 April, 2003

COMPANY ANNOUNCEMENT

PLACEMENT, SECONDARY SALES AND LODGEMENT RELIEF

EnviroMission Limited (**"EnviroMission"**) on 17 April 2003, issued 205,980 fully paid ordinary shares at 20 cents per share (**"Placement Shares"**), part of a placement of 1.25 million ordinary fully paid shares of 20 cents each announced by EnviroMission on 29 January 2003. Further to the company announcement of 29 January 2003, the company advises that it has extended the original placement and will now issue up to 1.5 million ordinary fully paid shares at 20 cents each to raise up to $300,000 for working capital purposes. The Placement Shares were allotted and issued on 17 April 2003 and an Appendix 3B relating to the Placement Shares is attached.

Secondary Sales and Category of Relief

The issue of the Placement Shares may be subject to a subsequent offer for sale. Accordingly, the Placement Shares will be issued in reliance on the relief from the resale restrictions in subsection 707(3) of the Corporations Act provided in the Australian Securities and Investments Commission (**"ASIC"**) Class Order 02/1180 (**"Class Order"**), subject to the terms of the Class Order and in particular in reliance on Category 1 of Schedule C to that Class Order.

In accordance with Item 5 of Category 1 of the Class Order, EnviroMission confirms all information of the kind required to be disclosed under section 713(5) of the Corporations Act if a prospectus were to be issued in reliance on section 713 in relation to an offer of the Placement Shares has been disclosed to ASX.

Ends

Ian Riley
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ENVIROMISSION LIMITED

ABN

52 094 963 238

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	205,980
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Parri passu with existing shares from date of allotment

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	20 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	For working capital purposes
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 April 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
25,320,138	Fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,200,000	AK options exercisable at 20 cents expiring 31/7/05
		23,468,925	AO restricted ordinary shares escrowed until 06/08/03
		2,118,644	AM options exercisable at 0.1 cent
		12,881,356	AQ options exercisable at 0.1 cent escrowed until 06/08/03
		375,000	AS options exercisable at 30 cents expiring 28/2/05
		400,000	MAI options exercisable at 30 cents expiring 30 November 2005-in voluntary escrow until 15/12/03
		1,000,000	Unlisted initial investor A options exercisable at 0.1 cents expiring 31 March 2005
		1,000,000	Unlisted initial investor B options exercisable at 0.1 cents expiring 31 December 2005

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares have the same rights to dividends as other ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	

12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Invoice to be forwarded from ASX

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....22/04/2003.....
Company Secretary

Print name: ..Ian Riley....................................

== == == == ==


enviro
Mission

EnviroMission Limited ABN 52 094 963 238
Suite 1, Level 1, 1121 High Street, Armadale, VIC 3143 Australia
PO Box 125A, Armadale, VIC 3143 Australia
Telephone: +61 3 8823 5333 Facsimile: +61 3 9822 8186
Email: evm.admin@enviromission.com.au
Web: www.enviromission.com.au

Monday 17 March, 2003

SEC FILE NO: 82-34693


PROCESSING
RECEIVED
AUG - 1 2003
183
SECTION
D.C.

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed document dated 17 March 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited
+61 3 8823 5305


enviro
Mission

EnviroMission Limited
PO Box 125A
Armadale, Victoria 3143
P: +61 3 8823 5333
E: evm.admin.enviromission.com.au
ABN: 52 094 963 238

COMPANY ANNOUNCEMENTS DIVISION
1300 300 021
IMMEDIATE RELEASE
Monday 17 March, 2003

COMPANY ANNOUNCEMENT

PLACEMENT, SECONDARY SALES AND LODGEMENT RELIEF

EnviroMission Limited ("**EnviroMission**") on 14 March 2003, issued 557,240 fully paid ordinary shares at 20 cents per share ("**Placement Shares**"), part of a placement of 1.25 million ordinary fully paid shares of 20 cents each announced by EnviroMission on 29 January 2003. The Placement Shares were allotted and issued on 14 March 2003 and an Appendix 3B relating to the Placement Shares is attached.

Secondary Sales and Category of Relief

The issue of the Placement Shares may be subject to a subsequent offer for sale. Accordingly, the Placement Shares will be issued in reliance on the relief from the resale restrictions in subsection 707(3) of the Corporations Act provided in the Australian Securities and Investments Commission ("**ASIC**") Class Order 02/1180 ("**Class Order**"), subject to the terms of the Class Order and in particular in reliance on Category 1 of Schedule C to that Class Order.

In accordance with Item 5 of Category 1 of the Class Order, EnviroMission confirms all information of the kind required to be disclosed under section 713(5) of the Corporations Act if a prospectus were to be issued in reliance on section 713 in relation to an offer of the Placement Shares has been disclosed to ASX.

Ends

Ian Riley
Company Secretary
Chief Financial Officer

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ENVIROMISSION LIMITED

ABN

52 094 963 238

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	557,240
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Parri passu with existing shares from date of allotment

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	20 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	For working capital purposes
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 March 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	25,114,158	Fully paid ordinary shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5,200,000	AK options exercisable at 20 cents expiring 31/7/05
23,468,925	AO restricted ordinary shares escrowed until 06/08/03
2,118,644	AM options exercisable at 0.1 cent
12,881,356	AQ options exercisable at 0.1 cent escrowed until 06/08/03
375,000	AS options exercisable at 30 cents expiring 28/2/05
400,000	MAI options exercisable at 30 cents expiring 30 November 2005-in voluntary escrow until 15/12/03
1,000,000	Unlisted initial investor A options exercisable at 0.1 cents expiring 31 March 2005
1,000,000	Unlisted initial investor B options exercisable at 0.1 cents expiring 31 December 2005

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares have the same rights to dividends as other ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Invoice to be forwarded from ASX

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: ....17/03/2003.....
Company Secretary

Print name: ..Ian Riley....................................

== == == == ==

+ See chapter 19 for defined terms.


enviro
Mission

EnviroMission Limited ABN 52 094 963 238
Suite 1, Level 1, 1121 High Street, Armadale, VIC 3143 Australia
PO Box 125A, Armadale, VIC 3143 Australia
Telephone: +61 3 8823 5333 Facsimile: +61 3 9822 8186
Email: evm.admin@enviromission.com.au
Web: www.enviromission.com.au

Friday 14 March, 2003

SEC FILE NO: 82-34693


SEC MAIL PROCESSING
RECEIVED
AUG - 1 2003
WASH. D.C.
183
SECTION

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed document dated 14 March 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited
+61 3 8823 5305

EnviroMission Limited
PO Box 125A
Armadale, Victoria 3143
P: +61 3 8823 5333
E: evm.admin@enviromission.com.au
ACN: 094 963 238



COMPANY ANNOUNCEMENTS DIVISION
1300 300 021
For Immediate Release
Friday 14, March, 2003
(25 pages including cover)

AUSTRALIAN STOCK EXCHANGE



EVM000097

Company Announcement

HALF YEARLY REPORT AND ASIC HALF YEARLY ACCOUNTS

EnviroMission's half yearly report and ASIC half yearly accounts follow.

Ends.

Ian Riley
Company Secretary
Chief Financial Officer

DIRECTORS REPORT

EnviroMission's Directors present this report with respect to the results of EnviroMission Limited for the half year ended 31 December 2002.

The Directors of EnviroMission Limited as at reporting date are:

Mr Martin Hallowell Thomas, AM FTSE, Hon FIEAust, FAIE, Chairman (non-executive)
Mr Geoffrey Max Parkinson, Non-Executive Director
Mr Stephen Doyle Graves, BA Econ (Cum Laude, MBA Finance), Non-Executive Director
Mr Roger Chalmers Davey, BBus, CPA, CFTP, Chief Executive Officer & Executive Director

FINANCIAL

Net loss from ordinary activities was $1.291M after amortisation of intangibles of $254,000.

Expenditures in the half year have been in line with expectations and measures have recently been taken to reduce day to day operating costs.

Subsequent to 31 December 2002 the company announced its intention to raise working capital by a placement of 1.25 million shares at 20 cents each. To the date of this report $212,000 has been raised and directors are currently in negotiations to raise further working capital. Details will be announced as negotiations are complete.

OPERATIONAL OVERVIEW

Commercialisation of Solar Tower renewable energy technology in Australia is progressing positively in line with EnviroMission's strategic business objectives.

The initial conceptual design proposed by leading German structural engineer, Jorg Schlaich, has successfully undergone rigorous engineering scrutiny and development to meet Australian engineering, electrical, construction and environmental standards.

Commitment to the first Australian site has been confirmed through an extension of the option to 10,000 hectares of the Tapio Station until 30 November 2003, at no additional cost to the project.

Solar Tower technology continues to be developed by EnviroMission and project associates to ensure the design is site specific and takes advantage of recent construction and material developments to enhance project commerciality and value add to the Intellectual Property value of the licence.

EnviroMission intends to further capitalise on the Intellectual Property developments in preparation of the technology being launched within international markets where Energen Global Inc owns the Solar Tower licence (USA, Mexico, China, Egypt, Jordan, India, Pakistan, Sri Lanka, Vietnam, Thailand).

Successful capital cost reductions have been delivered from the project optimisation phase, value engineering and discovery to increase commerciality and reduce construction risk; this progress is highlighted in the following areas:

- Reduction in the tower shell thickness via the use of high compressive strength concrete.

- Reduction in the tower's material requirements due to re-alignment of the internal stiffening system.

- Changes in the supporting structure of the collector from a rigid support mechanism to a cable supporting proposal.

Leighton Contractors Pty Ltd formalised a Heads of Agreement with EnviroMission and Energen Global Inc in October 2002 that defined a relationship of exclusivity to determine Solar Tower development in Australia and international markets.

As per Company Announcement to the ASX, February 18, 2003 EnviroMission's Board of Directors were able to confirm to the market the proposed Solar Tower design can be built.

Federal Government support demonstrated through Major Project Facilitation (MPF) status has provided EnviroMission with project funding and investment facilitation across Federal Government departments and agencies; one such agency is Invest Australia.

Invest Australia, Australia's national investment promotion agency, has promoted the EnviroMission's project to international investors as a prime example of the opportunity Australia represents as a renewable energy investment destination.

State Significance Development status awarded by the NSW Government will ensure a streamlined planning approval process once the Environmental Impact Statement (EIS) is commissioned. The EIS terms of reference have been determined by PlanningNSW and await the appointment of the construction contractor before the study is activated.

Final tendering for key non-energy studies have closed and successful companies have been appointed. These studies will provide preliminary revenue estimates from telecommunication, tourism, naming rights and agribusiness opportunities to further demonstrate and strengthen the bankability of the project.

International media and investor interest in the technology has continued to grow, particularly from the United States.

In order to maximise investor interest and gain access to the most liquid capital market in the world, EnviroMission shares have commenced Over-The-Counter trading in the US through a Level 1 ADR programme sponsored by The Bank of New York.

Power take out negotiations are proving the strength of the project's green energy offer to energy retailers. Derivatives associated with projected carbon credits are also attracting increased interest within the commercial sector.

In line with EnviroMission's achievements and progress to date, a change in strategic focus that builds on the preceding period of design localisation and optimisation has commenced that involves:

- Greater reliance on third party/consortium input to the final stages of engineering and project development.
- Reduction in staff and consultancy requirements.
- Maximisation of strategic commercial relationships to add value to the final stages of the project, particularly in the area of capital cost and construction risk reduction.

These strategic changes will achieve a reduction in operational costs to free working capital for the last stage of project commercialisation.

As the critical determinants of the project's commerciality are finalised, the opportunities and benefits available to the project will continue to be reviewed by the Board of Directors to ensure value is added to the project, shareholders and project associates.



Roger Davey
Chief Executive Officer
Executive Director
EnviroMission Limited

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

ENVIROMISSION LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
52 094 963 238	✓		31 DECEMBER 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	down	94%	to	2
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	down	55%	to	(1,291)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of			
Net profit (loss) for the period attributable to members *(item 1.11)*	down	55%	to	(1,291)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	NIL ¢	NIL
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	NIL ¢	NIL ¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	2	33
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(1293)	(2894)
1.3	Borrowing costs		
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)		
1.5	**Profit (loss) from ordinary activities before tax**	**(1291)**	**(2861)**
1.6	Income tax on ordinary activities *(see note 4)*	-	-
1.7	**Profit (loss) from ordinary activities after tax**	**(1291)**	**(2861)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**(1291)**	**(2861)**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**(1291)**	**(2861)**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	N/A	N/A
1.13	Net exchange differences recognised in equity		
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)		
1.15	Initial adjustments from UIG transitional provisions		
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	N/A	N/A
1.17	**Total changes in equity not resulting from transactions with owners as owners**	N/A	N/A

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic EPS	(2.9) cents	(9.7) cents
1.19	Diluted EPS	(2.2) cents	(5.2) cents

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance
Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	(1291)	(2861)
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**(1291)**	**(2861)**

Revenue and expenses from ordinary activities
(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services		
1.24	Interest revenue	2	33
1.25	Other relevant revenue		
1.26	Details of relevant expenses		
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	9	3
Capitalised outlays			
1.28	Interest costs capitalised in asset values		
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)		

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(3957)	(10)
1.31	Net profit (loss) attributable to members (*item 1.11*)	(1291)	(2861)
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	-	-
1.35	**Retained profits (accumulated losses) at end of financial period**	**(5248)**	**(2871)**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	254	-	-	254
2.3	**Total amortisation of intangibles**	254	-	-	254
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	(1291)	(2861)
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year		

	Condensed consolidated statement of financial position	At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	31	179	1111
4.2	Receivables	25	24	39
4.3	Investments			
4.4	Inventories			
4.5	Tax assets			
4.6	Other (provide details if material)	15	15	4
4.7	**Total current assets**	**71**	**218**	**1154**
	Non-current assets			
4.8	Receivables			
4.9	Investments (equity accounted)			
4.10	Other investments			
4.11	Inventories			
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*			
4.13	Development properties (+mining entities)			
4.14	Other property, plant and equipment (net)	42	50	43
4.15	Intangibles (net)	8926	9179	9433
4.16	Tax assets			
4.17	Other (provide details if material)	-	4	5
4.18	**Total non-current assets**	**8968**	**9233**	**9481**
4.19	**Total assets**	**9039**	**9451**	**10635**
	Current liabilities			
4.20	Payables	159	118	393
4.21	Interest bearing liabilities			
4.22	Tax liabilities			
4.23	Provisions exc. tax liabilities	19		
4.24	Other (provide details if material)			
4.25	**Total current liabilities**	**178**	**118**	**393**
	Non-current liabilities			
4.26	Payables	138		
4.27	Interest bearing liabilities	26	30	35
4.28	Tax liabilities			
4.29	Provisions exc. tax liabilities	-	16	17
4.30	Other (provide details if material)			
4.31	**Total non-current liabilities**	**164**	**46**	**52**

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	**342**	**164**	**445**
4.33	**Net assets**	**8697**	**9287**	**10190**

	Equity			
4.34	Capital/contributed equity	13945	13244	13061
4.35	Reserves			
4.36	Retained profits (accumulated losses)	(5248)	(3957)	(2871)
4.37	**Equity attributable to members of the parent entity**	**8697**	**9287**	**10190**
4.38	Outside +equity interests in controlled entities			
4.39	**Total equity**	**8697**	**9287**	**10190**

4.40	Preference capital included as part of 4.37			

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**N/A**	**N/A**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		

+ See chapter 19 for defined terms.

6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**N/A**	**N/A**

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers		
7.2	Payments to suppliers and employees	(848)	(864)
7.3	Dividends received from associates		
7.4	Other dividends received		
7.5	Interest & other items of similar nature received	2	32
7.6	Interest and other costs of finance paid		
7.7	Income taxes paid		
7.8	Other (provide details if material)		
7.9	**Net operating cash flows**	**(846)**	**(832)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment		
7.11	Proceeds from sale of property, plant and equipment		
7.12	Payment for purchases of equity investments		
7.13	Proceeds from sale of equity investments		
7.14	Loans to other entities		
7.15	Loans repaid by other entities		
7.16	Other (provide details if material)	-	(586)
7.17	**Net investing cash flows**	-	**(586)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	702	500
7.19	Proceeds from borrowings		
7.20	Repayment of borrowings	(4)	-
7.21	Dividends paid		
7.22	Other (provide details if material)		
7.23	**Net financing cash flows**	**698**	**500**
7.24	**Net increase (decrease) in cash held**	(148)	**(918)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	179	2029
7.26	Exchange rate adjustments to item 7.25.		
7.27	**Cash at end of period** *(see Reconciliation of cash)*	31	1111

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	31	1081
8.2	Deposits at call	-	30
8.3	Bank overdraft		
8.4	Other (provide details)		
8.5	**Total cash at end of period** *(item 7.27)*	**31**	**1111**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	N/A	N/A
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	(15%)	(28%)

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Weighted average number of ordinary shares used in the calculation of basic earnings per share is 44,900,610.

Weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share is 58,172,866.

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	(0.49) cents	2.3 cents

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	

+ See chapter 19 for defined terms.

15.3 If it is a final dividend, has it been declared?
(Preliminary final report only)

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	0¢	¢	¢
15.5	Previous year	0¢	¢	¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	0¢	¢	¢
15.7	Previous year	0¢	¢	¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

	Current year	Previous year
15.8 +Ordinary securities	¢	¢
15.9 Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

	Current period $A'000	Previous corresponding period - $A'000
15.10 +Ordinary securities *(each class separately)*	0 N/A	0 N/A
15.11 Preference +securities *(each class separately)*		
15.12 Other equity instruments *(each class separately)*	**N/A**	**N/A**
15.13 Total	**0**	**0**

The +dividend or distribution plans shown below are in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*



Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax		
16.2 Income tax on ordinary activities		
16.3 Profit (loss) from ordinary activities after tax		
16.4 Extraordinary items net of tax		
16.5 Net profit (loss)		
16.6 Adjustments		
16.7 Share of net profit (loss) of associates and joint venture entities	N/A	N/A

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current Period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
	N/A	N/A	N/A	N/A
17.2 Total				
17.3 Other material interests				
17.4 Total				

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	46,321,328	22,852,403		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	 2,327,386 800,000	 2,327,386 800,000	 25 cents 20 cents	 25 cents 20 cents
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
	EVMAI EVMAU EVMAW EVMAK EVMAM EVMAQ EVMAS	400,000 1,000,000 1,000,000 5,200,000 2,118,644 12,881,356 375,000		30 cents 0.1 cents 0.1 cents 20 cents 0.1 cents 0.1 cents 30cents	30/11/05 31/03/05 31/12/05 31/07/05 31/12/05 31/12/05 28/02/05
18.8	Issued during current period EVMAI EVMAU EVMAW	 400,000 1,000,000 1,000,000		 30 cents 0.1 cents 0.1 cents	 30/11/05 31/03/05 31/12/05

18.9 Exercised during current period	800,000		20 cents	
18.10 Expired during current period	N/A			
18.11 Debentures *(description)*				
18.12 Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.13 Unsecured notes *(description)*				
18.14 Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

The company and economic entity operate in one industry and one geographic segment only.

Comments by Directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

NIL

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

The company announced on 29 January 2003 its intention to make a placement to issue 1.25 million shares to raise $250,000. The company has to date raised approximately $212,000.

The company is presently in negotiations regarding a further placement to raise additional working capital.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

NIL

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

NIL

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

NIL

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

NIL

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	☑	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.



Sign here: .... Date: ..14 March 2003..........................
(Director)

Print name: .Roger Davey...

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

+ See chapter 19 for defined terms.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

ENVIROMISSION LIMITED AND CONTROLLED ENTITY

DIRECTORS' DECLARATION

The Directors of the Company declare that:

(a) the financial statements and notes as incorporated in Appendix 4B;

ii. give a true and fair view of the financial position as at 31 December 2002 and the performance for the half year ended on that date of the consolidated entity; and

iii. comply with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

This declaration is made in accordance with a resolution of the Board of Directors.



Roger Davey
Executive Director

Melbourne 14 March 2003

SPENCER & CO

chartered accountants

INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF ENVIROMISSION LIMITED

Scope

We have reviewed the financial report of EnviroMission Limited (the disclosing entity) and its controlled entities in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules, as set out on pages 1 to 20 and the director's declaration, for the half-year ended 31 December 2002, but excluding the following sections:

(a) Compliance statement (pages 16 and 17).

(b) Director's Report.

The financial report includes the financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half-year or from time to time during the half-year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, statutory requirements and ASX Listing Rules as they relate to Appendix 4B, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to meet its obligations to lodge the financial report with the Australian Securities and Investments Commission and the ASX.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report, as defined in the scope section, of EnviroMission Limited is not in accordance with:

(a) the Corporations Act 2001, including:
  (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance for the half-year ended on that date; and
  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia and ASX Listing Rules as they relate to Appendix 4B.



Spencer & Co
Chartered Accountants



J. G. McDonnell
Partner
Melbourne, 14 March 2003

A.B.N. 47 428 422 072
P O Box 165 Collins Street West Victoria 8007 Australia
114 William Street Melbourne Victoria 3000 Australia